UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33768 / January 23, 2020

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In the Matter of   :
                                                                  :
OPPENHEIMER MAIN STREET FUNDS   :
6803 South Tucson Way   :
Centennial, Colorado 80112[1]   :
                                                                  :
(811-05360)   :
                                                                  :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on November 4, 2019, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On December 27, 2019, a notice of filing of the application was issued (Investment Company Act Release No. 33736). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Eduardo A. Aleman
                                        Deputy Secretary

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[1] Investment Company Act Release No. 33736 identified the street address for the applicant as 6802 South Tucson Way. The correct street address for the applicant is 6803 South Tucson Way, as stated in this Order.